EXHIBIT 99.1

The following information is incorporated into Item 1 of Part II of this Quarterly Report on Form 10-Q, and is made a part thereof, by reference to the "BUSINESS -- Legal Proceedings" section of the Company's Registration Statement on Form S-4 (Registration No. 333-18221), as declared effective by the Securities and Exchange Commission on March 11, 1997, the text of which is as follows:


Legal Proceedings

               In May 1996, a complaint was filed against the Company and one of its subsidiaries (in the case styled Adrian Rubin v. Monetary Management Corp., Monetary Management Corporation, Monetary Management Holdings, Inc., Jeffrey A. Weiss and Donald F. Gayhardt, Phila. Co. CCP, May Term, 1996, Civil Action No.
888) relating to the acquisition in February 1995 of the assets of 19 check cashing stores from ARI, Inc. for consideration consisting, in part, of a $2.7 million note issued by such subsidiary (which note is not guaranteed by the Company). The seller has sued for breach of contract, breach of oral guaranty, fraudulent inducement, negligent misrepresentation and fraudulent misrepresentation, for which he contends he is entitled to in excess of $2.7 million, plus punitive damages and attorney's fees. The Company intends to actively contest each of the causes of action asserted in the complaint.

               The Company is not a party to any other material litigation and is not aware of any pending or threatened litigation, other than routine litigation and administrative proceedings arising in the ordinary course of business, that would have a material adverse effect on the Company.